FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1           FRN Variable Rate Fix released on 02 June 2003
No.  2           FRN Variable Rate Fix released on 04 June 2003
No.  3           FRN Variable Rate Fix released on 04 June 2003
No.  4           Employee Share Option Scheme released on 06 June 2003
No.  5           FRN Variable Rate Fix released on 06 June 2003

Document No.  1

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 2, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 125,000,000.00
    MATURING: 01-Jun-2004
    ISSUE DATE: 02-May-2002
    ISIN: XSO146425102

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Jun-2003 TO 02-Sep-2003 HAS BEEN FIXED AT 3.703130 PCT

INTEREST PAYABLE VALUE 02-Sep-2003 WILL AMOUNT TO:
GBP 93.34 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No.  2


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 4, 2003--

RE: NORTHERN ROCK PLC
    EUR 850,000,000.00
    MATURING: 05-Mar-2007
    ISSUE DATE: 05-Mar-2002
    ISIN: XS0143908472

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 05-Jun-2003 TO 05-Sep-2003 HAS BEEN FIXED AT 2.385000 PCT.

INTEREST PAYABLE VALUE 05-Sep-2003 WILL AMOUNT TO
EUR 6.09 PER EUR 1,000.00 DENOMINATION.
EUR 60.95 PER EUR 10,000.00 DENOMINATION.
EUR 609.50 PER EUR 100,000.00 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3857/3855 OR FAX 44 020 7508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.  3

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 4, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    USD 17,649,000.00
    MATURING: 06-Sep-2005
    ISSUE DATE: 04-Sep-2001
    ISIN: XS0135159647

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-Jun-2003 TO 08-Sep-2003 HAS BEEN FIXED AT 1.307500 PCT.

INTEREST PAYABLE VALUE 08-Sep-2003 WILL AMOUNT TO:
USD 3.41 PER USD 1,000.00 DENOMINATION.
--------------------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No.  4


                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 6 June 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 44,200 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 2,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,184,725 Shares representing 1.23% of the Company's issued share capital.

Document No.  5

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 6, 2003--

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 06-Jun-2005
    ISSUE DATE: 01-May-2003
    ISIN: XS0167840957

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-Jun-2003 TO 08-Sep-2003 HAS BEEN FIXED AT 3.725000 PCT.

INTEREST PAYABLE VALUE 08-Sep-2003 WILL AMOUNT TO
GBP 95.93 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3857/3855 OR FAX: 44 020 7508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  June 09, 2003            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary